

Suite 3400 – 666 Burrard St.
Vancouver, BC V6C 2X8
Tel: (604) 696-3000
Fax: (604) 696-3001

Toronto Stock Exchange: G　　　　　　　　　　　　　**New York Stock Exchange: GG**

(All Amounts in $US unless stated otherwise)

GOLDCORP ACHIEVES RECORD REVENUES IN THE THIRD QUARTER

VANCOUVER, BRITISH COLUMBIA, October 25, 2012 – GOLDCORP INC. **(TSX: G, NYSE: GG)** today reported record quarterly revenues of $1.5 billion, generating adjusted net earnings[1] of $441 million, or $0.54 per share, compared to $450 million, or $0.56 per share, in the third quarter of 2011. Reported net earnings were $498 million compared to $336 million in the third quarter of 2011. Operating cash flow before working capital changes[2] was $687 million.

Third Quarter 2012 Highlights

- Gold production totaled 592,500 ounces, with gold sales of 617,800 ounces.
- Cash costs[3] totaled $220 per ounce on a by-product basis and $660 per ounce on a co-product basis.
- Operating cash flow before working capital changes totaled $687 million or $0.85 per share.
- Adjusted net earnings were $441 million, or $0.54 per share.
- Dividends paid amounted to $109 million.
- Quarter-end cash balance of $894 million; net cash position of $32 million[4].
- First gold poured at Pueblo Viejo.
- Added to the Dow Jones Sustainability Index North America.

"Operating improvements at Red Lake and Peñasquito contributed to strong financial results in the third quarter," said Chuck Jeannes, Goldcorp President and Chief Executive Officer. "Our priority is on continuing work to maximize the strong potential at our two largest operations.   At Red Lake, access to several stopes in the High Grade Zone following the completion of de-stressing work is leading to stronger gold production in the second half of the year while an important new discovery adjacent to the High Grade Zone supports the potential for greater future production flexibility at this prolific mine. At Peñasquito, water availability remains sufficient to achieve 2012 guidance, and a study is underway to develop a long-term water strategy to meet the needs of both Peñasquito and emerging development opportunities in the Peñasquito district.

"Goldcorp's pipeline of high quality gold projects comprises the leading growth profile in the sector, and we are pleased that the first of those new growth projects, Pueblo Viejo in the Dominican Republic, achieved first gold production during the third quarter. In Argentina, the Cerro Negro project is advancing steadily towards first gold production in late 2013. All major mechanical equipment to be imported is now at the site or in-country, and development of the first three veins is progressing well. At the Éléonore project in Quebec a milestone was reached with the completion of the Gaumond exploration shaft excavation, and at Cochenour in Red Lake, a new study including an updated development plan will be completed during the fourth quarter. Both Éléonore and Cochenour remain on track for first gold production in late 2014. The low capital cost per ounce of new gold production for these four new projects creates the opportunity for very strong financial returns for our shareholders."

Financial Review

Gold sales in the third quarter were 617,800 ounces on production of 592,500 ounces. This compares to sales of 571,500 ounces on production of 592,100 ounces in the third quarter of 2011. Silver production totaled 8.5 million ounces compared to silver production of 6.5 million ounces in the prior year's third quarter. Total cash costs were $220 per ounce of gold on a by-product basis and $660 per ounce on a co-product basis.

Net earnings in the quarter were $498 million compared to $336 million in the third quarter of 2011. Adjusted net earnings in the third quarter totaled $441 million, or $0.54 per share, compared to $450 million or $0.56 per share, in the third quarter of 2011. Adjusted net earnings in the third quarter of 2012 primarily exclude the gains from the foreign exchange translation of deferred income tax liabilities, mark-to-market loss on the conversion feature of convertible senior notes, and the reversal of impairment charges related to certain of its investments in associates, but include the impact of non-cash stock-based compensation expenses which amounted to approximately $22 million or $0.03 per share for the quarter. Operating cash flow before changes in working capital was $687 million compared to $681 million in last year's third quarter. The average realized gold price for the quarter was $1,685 per ounce of gold sold.

Mexico

Gold and silver production at the Peñasquito mine in the third quarter totaled 126,000 ounces and 7.0 million ounces respectively, driven by strong grades in the deeper portions of the current pit phase.   Lead production was 39.4 million pounds and zinc production was 98.4 million pounds. Strong by-product metals production contributed to a total cash cost of negative $608 per ounce of gold on a by-product basis.

Record production of gold and other metals at Peñasquito in the third quarter was achieved despite the continued impact of water shortages that affected mill throughput. Work continues on the drilling of additional water wells in the pit dewatering area as well as the Cedros basin well field. A water and tailings study to address potential longer-term water constraints and optimize tailings operations is underway and expected to be completed in the first half of 2013. Water availability is expected to be sufficient to achieve guidance of between 370,000 and 390,000 ounces for 2012.

Gold production at Los Filos in the third quarter was 79,700 ounces at a total cash cost of $575 per ounce. The 2012 exploration program has continued to follow up on 2011 success through exploring the Los Filos pit towards the 4P south area, and the El Bermejal pit towards the northwest.

Canada

At Red Lake in Ontario, gold production for the third quarter was 121,200 ounces at a total cash cost of $535 per ounce.   The increase in production was driven by the completion of de-stressing work on the 45 level in September which, combined with the completion of the 41 level in the second quarter, increased the available number of mine headings in the High Grade Zone. Mineralization in the Footwall Zone was as expected. The completion of the 2012 de-stress program provides increased production flexibility for the remainder of the year and gold production remains on track for guidance of between 460,000 and 510,000 ounces.

During the third quarter, drilling continued from the 4199 exploration ramp. New results continue to confirm the extension of the High Grade Zone at depth, as well as the existence of additional high grade intercepts down to the 57 level. A new zone known as NXT has been discovered above the 52 level and west of the High Grade Zone. Additional drilling continues to test and extend the zone between the 47 and 52 levels, extending the structure up-dip and along strike. An exploration drift has been collared on the 47 level to provide closer drill access to develop this new structure.

At Porcupine in Ontario, gold production in the third quarter decreased to 53,100 ounces at a total cash cost of $929 per ounce, impacted by mine sequencing resulting in lower grades in the VAZ Zone.   The Hoyle Pond Deep project continued to advance to access both depth extensions of current ore bodies and newly-discovered zones and to enhance operational flexibility and efficiencies throughout the Hoyle Pond operation. At the Hollinger open pit project, development has focused on construction of the haul road between the Hollinger site and the Dome mill. Pending receipt of final permits, Hollinger is expected to begin production in the fourth quarter of 2012, providing supplementary gold production and the remediation of historical subsidence areas.

Underground exploration at Hoyle Pond in the third quarter of 2012 focused on the growth and delineation of the TVZ Bulk Zone. Surface drilling continued to follow up on mineralization intersected north of the Dome Mine, as well as nearer to Hoyle Pond with tighter spaced drilling around higher grade intersections in the sediments.

Gold production at Musselwhite totaled 65,500 ounces at a total cash cost of $699 per ounce, driven by a 13% increase in mill throughput. Exploration in the third quarter continued to focus on the northern extension of the Lynx Zone from surface and underground, drilling of the West Limb and the underground extension of the PQ Deeps and T-Antiform. Surface drilling returned encouraging results on the Lynx Zone both on the North Shore and from barge drilling. Additional mineralized shear zones were intersected on the West Limb. Underground drilling in the PQ Deeps continues to return positive results north of the 2011 resource boundary.

Guatemala

At Marlin, gold production totaled 47,900 ounces at a cash cost of $40 per ounce on a by-product basis. Silver production totaled 1.5 million ounces. Production decreased over the third quarter of 2011 as expected following completion of open pit mining operations in the Marlin pit at the end of 2011. Exploration drilling in the third quarter continued to focus on near-mine targets including the Coral mineralization.

Argentina

At Alumbrera, gold and copper production totaled 40,500 ounces and 31.2 million pounds respectively at a total cash cost of negative $628 per ounce on a by-product basis. Cash costs were 203% lower than in the second quarter of 2012 primarily due to higher by-product sales credits and higher gold sales volume as a result of the resumption of shipments following the temporary suspension of sales in the second quarter of 2012. Alumbrera expects to ship the remaining balance of delayed sales of 38,000 dry metric tonnes over the balance of 2012.

Dominican Republic

On August 14, 2012 first gold was poured at Pueblo Viejo and commercial production is expected in December 2012. At the end of the third quarter of 2012, more than 2.0 million contained gold ounces were stockpiled. As part of planned start up activities, the first, second and third autoclaves have been tested at 50% to 100% of design capacity with results that are in line with expectations for the initial ramp up period. The fourth autoclave is currently undergoing pre-commissioning testing, prior to planned commissioning in the fourth quarter. Construction of the starter dam for the Pueblo Viejo tailings facility was essentially completed in the third quarter of 2012 to the designed height of 182.5 metres and the oxygen plant has been commissioned.

Goldcorp's share of gold production for 2012 is expected to be approximately 53,000 ounces. In the first full five years of operation, Goldcorp's share of gold production is anticipated to be between 415,000 to 450,000 ounces at total cash costs of less than $350 per ounce[6].

Advancing the Project Pipeline

Project Studies Progressing

The company is evaluating internal studies related to a number of its growth projects. At Cochenour, a study is under review that will include updated project costs and timing of first gold. Conclusions of this study will be included in the Company's annual guidance release in early January, 2013. A study for the Camino Rojo project near Peñasquito was completed in the third quarter that contemplates a heap leach facility to process near-surface oxide and transition mineralization. The study has demonstrated strong financial returns but does not reflect recent positive exploration results in the sulphide portions of the deposit. Work will continue to focus on permitting and other site development activities. Also in the Peñasquito District, a study of Noche Buena has indicated that the project currently does not reach the economic parameter requirements of the Company. The feasibility study for the Cerro Blanco project in Guatemala remains underway and is now expected to be completed in early 2013. Work is currently focused on updating the geologic model and additional drilling for possible reserves enhancement.

At the Cerro Negro project in Argentina, infrastructure, construction, mine development and exploration activities at site continued to advance the project. During the quarter all major mechanical equipment to be imported was secured or en-route to site.

The development plan calls for concurrent mining from multiple veins, with initial mining to take place in the Eureka, Mariana Central and Mariana Norte veins. Total underground ramp development for the Eureka vein advanced to 1,962 metres of the total 3,900 metres planned. The Eureka stockpile now contains an estimated 25,150 tonnes at an expected grade of 10.79 g/t gold and 225 g/t silver. Work on the ramps continues to progress at Mariana Central and Mariana Norte. Overall Engineering, Procurement and Construction Management was 46% complete at the end of the third quarter of 2012.

An aggressive exploration program continued in the third quarter, with eight surface diamond drill rigs completing 154 holes. The annual drill program at the mine was completed in October 2012 as planned. Drilling focused on in-fill holes in the Mariana Central, Mariana Norte and San Marcos resource areas, various peripheral exploration targets, and condemnation drilling of the permanent camp site. District geologic mapping resumed in September in the central portions of the Cerro Negro concession area. Preparations advanced for the start-up of exploration drilling to occur in the fourth quarter at the La Esperanza project, located south of Cerro Negro.

At the Éléonore project in Quebec, several major engineering projects were completed, including the superstructure of the concentrator building, the modular building for the permanent camp, the industrialized wastewater treatment plant equipment, conveyor and transformers. Engineering of the permanent infrastructure and mill has reached a cumulative progress of approximately 31%.

The Gaumond exploration shaft reached its final depth and excavation is now complete. The shaft is now transitioning from sinking mode to normal operating mode with the installation of a skip-cage assembly and commissioning of the loading pocket. Underground exploration drilling from the Gaumond shaft was temporarily suspended at the end of the third quarter to accommodate the shaft change from sinking to production mode.

The exploration ramp excavation continued to progress and has now reached over 2,000 metres in length, which corresponds to a vertical depth of 300 metres below surface. Currently, two diamond drills are performing definition drilling from strategic working platforms in the ramp. During the fourth quarter, two more rigs will be added for a total of four active diamond drills in the ramp focused on definition drilling.

Construction of the production shaft and associated surface infrastructure continued in the third quarter of 2012 and has progressed with full face shaft sinking expected by the end of the year.

Concurrent with the construction of the production shaft infrastructure, collaring of the underground portion of the shaft also progressed.

At the Cochenour project in Ontario, widening of the historical Cochenour shaft continued to advance, with 80 metres completed to a total depth of 423 metres. The Cochenour-Red Lake haulage drift that will transport ore from Cochenour to existing Red Lake processing facilities advanced to 60% of completion. Exploration drilling from the haulage drift is continuing with two drills in operation. Diamond drilling with two drills at surface is underway to define the top portion of the Bruce Channel deposit and additional resources at Cochenour.

At the El Morro project in Chile, the project has been suspended since April 30, 2012 pending the correction by the Chilean environmental permitting authority (the Servicio de Evaluación Ambiental or SEA) of certain permitting deficiencies specifically identified by a decision of the Antofogasta Court of Appeals. On June 22, 2012, the SEA initiated the administrative process to address the issues identified by the Court, which is focused on consulting with local indigenous communities.   The Company continues to work with the Chilean authorities and local communities to establish the consultation process. Other project activities are focused on gathering information to support permit applications to be submitted following the completion of the administrative process and optimization of the project economics inclusive of such things as long term power supply solutions.

Guidance

The Company today reconfirmed guidance for 2012 of between 2.35 – 2.45 million ounces at total cash costs of between $310 to $340 per ounce of gold on a by-product basis and $625 and $650 per ounce on a co-product basis. In conjunction with the Company's annual planning and budgeting process, and in view of industry-wide capital cost escalation, the Company is currently updating capital cost estimates for its projects and will provide updated cost information early in 2013.

Corporate Responsibility, Safety & Health

Goldcorp is pleased to announce its inclusion in the Dow Jones Sustainability Index North America, highlighting its commitment to corporate responsibility. Goldcorp was named to the DJSI North America for the first time in 2010.

This release should be read in conjunction with Goldcorp's third quarter 2012 interim consolidated financial statements and MD&A report on the Company's website, in the "Investor Resources – Reports & Filings" section under "Quarterly Reports".

A conference call will be held on October 25, 2012 at 10:00 a.m. (PDT) to discuss the third quarter results. Participants may join the call by dialing toll free 1-800-355-4959 or 1-416-695-6617 for calls from outside Canada and the US. A recorded playback of the call can be accessed after the event until November 25, 2012 by dialing 1-800-408-3053 or 1-905-694-9451 for calls outside Canada and the US. Pass code: 5331726. A live and archived audio webcast will also be available at www.goldcorp.com.

Goldcorp is one of the world's fastest growing senior gold producers. Its low-cost gold production is located in safe jurisdictions in the Americas and remains 100% unhedged.

(1) Adjusted net earnings and adjusted net earnings per share are non-GAAP performance measures. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company's performance. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Refer to page 42 of the 2012 third quarter MD&A for a reconciliation of adjusted earnings to reported net earnings attributable to shareholders of Goldcorp.

(2) Operating cash flows before working capital changes is a non-GAAP performance measure which the Company believes provides additional information about the Company's ability to generate cash flows from its mining operations.

Cash provided by operating activities reported in accordance with GAAP was $434 million for the three months ended September 30, 2012.

(3) The Company has included non-GAAP performance measures, total cash costs, by-product and co-product, per gold ounce, throughout this document. The Company reports total cash costs on a sales basis. In the gold mining industry, this is a common performance measure but does not have any standardized meaning. The Company follows the recommendations of the Gold Institute Production Cost Standard. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company's performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Total cash costs on a by-product basis are calculated by deducting by-product copper, silver, lead and zinc sales revenues from production cash costs.

Commencing in 2011, production costs are allocated to each co-product based on the ratio of actual sales volumes multiplied by budget metals prices. The budget metal prices used in the calculation of co-product total cash costs for 2012 were $1,600 per ounce of gold, $34 per ounce of silver, $3.50 per pound of copper, $0.90 per pound of lead and $0.90 per pound of zinc, rather than realized sales prices. Using actual realized sales prices, the co-product total cash costs would be $670 per gold ounce for the three months ending September 30, 2012. Refer to page 41 of the 2012 third quarter MD&A for a reconciliation of total cash costs to reported production costs.

(4) Net cash position is the quarter-end cash balance less the face value of the convertible debenture of $862.5 million which includes the liability and equity components.

(5) The Company has included a non-GAAP performance measure, margin per gold ounce, throughout this document. The Company reports margin on a sales basis. The Company believes that, in addition to conventional measures, prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company's performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

(in $ millions, except where noted - Unaudited)	Q3'12
Revenues per Financial Statements	1,538
Treatment and refining charges on concentrate sales	54
By-product silver, copper, lead and zinc sales	(551)
Gold revenues	1,041
Divided by ounces of gold sold	617,800
Realized gold price per ounce	1,685
Deduct total cash costs per ounce of gold sold[3]	220
Margin per gold ounce	1,465

(6) Based on gold price and oil price assumptions of $1,300 per ounce and $90 per barrel, respectively, and does not include escalation for future inflation.

Cautionary Note Regarding Forward-Looking Statements

This press release contains "forward-looking statements", within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Goldcorp Inc. ("Goldcorp"). Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, silver, copper, lead and zinc, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, hedging practices, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, timing and possible outcome of pending litigation, title disputes or claims and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", "believes" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative connotation thereof.

Forward-looking statements are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performances or achievements of Goldcorp to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Goldcorp will operate in the future, including the price of gold, anticipated costs and ability to achieve goals. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, among others, gold price volatility, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries, mining operational and development risks, litigation risks, regulatory restrictions (including environmental regulatory restrictions and liability), activities by governmental authorities (including changes in taxation), currency fluctuations, the speculative nature of gold exploration, the global economic climate, dilution, share price volatility, competition, loss of key employees, additional funding requirements and defective title to mineral claims or property. Although Goldcorp has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of Goldcorp to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions; risks related to international operations, including economical and political instability in foreign jurisdictions in which Goldcorp operates; risks related to current global financial conditions; risks related to joint venture operations; actual results of current exploration activities; environmental risks; future prices of gold, silver, copper, lead and zinc; possible variations in ore reserves, grade or recovery rates; mine development and operating risks; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities; risks related to indebtedness and the service of such indebtedness, as well as those factors discussed in the section entitled "Description of the Business – Risk Factors" in Goldcorp's annual information form for the year ended December 31, 2011 available at www.sedar.com. Although Goldcorp has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Forward-looking statements are made as of the date hereof and accordingly are subject to change after such date. Except as otherwise indicated by Goldcorp, these statements do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after the date hereof. Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans and allowing investors and others to get a better understanding of our operating environment. Goldcorp does not undertake to update any forward-looking statements that are included in this document, except in accordance with applicable securities laws.

CONTACT INFORMATION:

Jeff Wilhoit
Vice President, Investor Relations
(604) 696-3074
Fax: (604) 696-3001
Email: info@goldcorp.com
Website: www.goldcorp.com

FINANCIAL STATEMENTS TO FOLLOW

SUMMARIZED FINANCIAL RESULTS
(in millions of United States dollars, except per share amounts and where noted)

	Three Months Ended September 30	
	2012	2011
Revenues	**$1,538**	$1,308
Gold produced (ounces)	**592,500**	592,100
Gold sold (ounces)	**617,800**	571,500
Copper produced (thousands of pounds)	**31,200**	28,600
Copper sold (thousands of pounds)	**44,300**	23,700
Silver produced (ounces)	**8,509,300**	6,494,300
Silver sold (ounces)	**9,050,300**	5,821,800
Lead produced (thousands of pounds)	**39,400**	33,600
Lead sold (thousands of pounds)	**41,700**	29,200
Zinc produced (thousands of pounds)	**98,400**	66,400
Zinc sold (thousands of pounds)	**96,600**	67,400
Average realized gold price (per ounce)	**$1,685**	$1,719
Average London spot gold price (per ounce)	**$1,652**	$1,702
Average realized copper price (per pound)	**$3.62**	$2.61
Average London spot copper price (per pound)	**$3.50**	$4.07
Average realized silver price (per ounce)	**$27.06**	$32.49
Average London spot silver price (per ounce)	**$29.80**	$38.80
Average realized lead price (per ounce)	**$1.04**	$1.00
Average London spot lead price (per ounce)	**$0.90**	$1.12
Average realized zinc price (per ounce)	**$0.92**	$0.93
Average London spot zinc price (per ounce)	**$0.86**	$1.01
Total cash costs – by-product (per gold ounce)	**$220**	$258
Total cash costs – co-product (per gold ounce)	**$660**	$551

Production Data:

Red Lake gold mines :	Tonnes of ore milled	**208,000**	201,200
	Average mill head grade (grams per tonne)	**19.18**	19.95
	Gold ounces produced	**121,200**	127,000
	Total cash cost per ounce – by-product	**$535**	$405
Porcupine mines :	Tonnes of ore milled	**1,037,300**	1,010,100
	Average mill head grade (grams per tonne)	**1.67**	2.57
	Gold ounces produced	**53,100**	76,300
	Total cash cost per ounce – by-product	**$929**	$614
Musselwhite mine :	Tonnes of ore milled	**339,500**	301,200
	Average mill head grade (grams per tonne)	**6.15**	6.25
	Gold ounces produced	**65,500**	59,700
	Total cash cost per ounce – by-product	**$699**	$778

SUMMARIZED FINANCIAL RESULTS (Cont.)

(in millions of United States dollars, except per share amounts and where noted)

		Three Months Ended September 30	
		2012	2011
Production Data (Cont.):			
Peñasquito :	Tonnes of ore mined	**11,463,600**	8,690,400
	Tonnes of waste removed	**28,044,500**	26,074,600
	Tonnes of ore milled	**9,339,800**	7,084,500
	Average head grade (grams per tonne) – gold	**0.60**	0.36
	Average head grade (grams per tonne) – silver	**31.71**	25.27
	Average head grade (%) – lead	**0.26**	0.33
	Average head grade (%) – zinc	**0.70**	0.63
	Gold ounces produced	**126,000**	55,800
	Silver ounces produced	**6,978,400**	4,203,200
	Lead (thousands of pounds) produced	**39,400**	33,600
	Zinc (thousands of pounds) produced	**98,400**	66,400
	Total cash cost per ounce – by-product	**($608)**	($796)
	Total cash cost per ounce – co-product	**$625**	$862
Los Filos mine :	Tonnes of ore mined	**7,030,400**	6,639,200
	Tonnes of waste removed	**10,564,100**	12,327,500
	Tonnes of ore processed	**7,066,600**	6,684,100
	Average grade processed (grams per tonne)	**0.65**	0.74
	Gold ounces produced	**79,700**	73,200
	Total cash cost per ounce – by-product	**$575**	$490
El Sauzal mine :	Tonnes of ore mined	**529,300**	555,300
	Tonnes of waste removed	**2,776,300**	1,017,900
	Tonnes of ore milled	**464,600**	526,400
	Average mill head grade (grams per tonne)	**1.11**	1.63
	Gold ounces produced	**15,500**	26,100
	Total cash cost per ounce – by-product	**$806**	$475
Marlin mine :	Tonnes of ore milled	**489,100**	415,900
	Average mill head grade (grams per tonne) – gold	**3.25**	7.62
	Average mill head grade (grams per tonne) – silver	**111**	188
	Gold ounces produced	**47,900**	95,000
	Silver ounces produced	**1,523,300**	2,291,100
	Total cash cost per ounce – by-product	**$40**	($347)
	Total cash cost per ounce – co-product	**$597**	$345
Alumbrera mine : [1]	Tonnes of ore mined	**3,252,900**	2,320,900
	Tonnes of waste removed	**6,853,000**	4,954,900
	Tonnes of ore milled	**3,815,200**	3,718,900
	Average mill head grade (grams per tonne) – gold	**0.45**	0.44
	Average mill head grade (%) – copper	**0.44**	0.44
	Gold ounces produced	**40,500**	38,200
	Copper (thousands of pounds) produced	**31,200**	28,600
	Total cash cost per ounce – by-product	**($628)**	($45)
	Total cash cost per ounce – co-product	**$814**	$646

(1) Shown at Goldcorp's interest – 37.5%

SUMMARIZED FINANCIAL RESULTS (Cont.)
(in millions of United States dollars, except per share amounts and where noted)

		Three Months Ended September 30	
		2012	2011
Production Data (Cont.):			
Marigold mine : [(2)]	Tonnes of ore mined	**1,972,800**	2,451,800
	Tonnes of waste removed	**6,157,000**	5,488,100
	Tonnes of ore processed	**1,972,900**	2,451,800
	Average grade processed (grams per tonne)	**0.46**	0.64
	Gold ounces produced	**22,600**	25,600
	Total cash cost per ounce – by-product	**$839**	$788
Wharf mine :	Tonnes of ore mined	**566,100**	1,124,400
	Tonnes of ore processed	**842,800**	897,600
	Average grade processed (grams per tonne)	**0.72**	1.03
	Gold ounces produced	**19,500**	15,200
	Total cash cost per ounce – by-product	**$595**	$614
Financial Data:			
Net cash provided by operating activities		**$434**	$723
Net earnings attributable to shareholders of Goldcorp Inc.		**$498**	$336
Net earnings per share – basic		**$0.61**	$0.42
Adjusted net earnings per share – basic		**$0.54**	$0.56
Weighted average shares outstanding (000's)		**810,696**	808,575

(2) Shown at Goldcorp's interest – 66.7%

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF EARNINGS

(In millions of United States dollars, except for per share amounts - Unaudited)

	Three Months Ended September 30		Nine Months Ended September 30	
	2012	2011	**2012**	2011
Revenues	$ **1,538**	$ 1,308	$ **4,000**	$ 3,847
Mine operating costs				
Production costs	**(646)**	(460)	**(1,670)**	(1,423)
Depreciation and depletion	**(188)**	(163)	**(500)**	(505)
	(834)	(623)	**(2,170)**	(1,928)
Earnings from mine operations	**704**	685	**1,830**	1,919
Exploration and evaluation costs	**(17)**	(16)	**(52)**	(42)
Share of net earnings (losses) of associates	**102**	(6)	**63**	(12)
Corporate administration	**(59)**	(53)	**(188)**	(172)
Earnings from operations and associates	**730**	610	**1,653**	1,693
Impairment of available-for-sale securities	**(6)**	-	**(68)**	(1)
Gains on disposition of securities, net	**1**	-	**1**	320
(Losses) gains on derivatives, net	**(93)**	(20)	**29**	(5)
Finance costs	**(8)**	(5)	**(24)**	(16)
Other income (expense)	**2**	(13)	**8**	22
Earnings before taxes	**626**	572	**1,599**	2,013
Income taxes	**(128)**	(236)	**(354)**	(537)
Net earnings attributable to shareholders of Goldcorp Inc.	$ **498**	$ 336	$ **1,245**	$ 1,476
Net earnings per share				
Basic	$ **0.61**	$ 0.42	$ **1.54**	$ 1.84
Diluted	**0.61**	0.41	**1.48**	1.80

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In millions of United States dollars - Unaudited)

	Three Months Ended September 30		Nine Months Ended September 30	
	2012	2011	**2012**	2011
Net earnings attributable to shareholders of Goldcorp Inc.	**$ 498**	$ 336	**$ 1,245**	$ 1,476
Other comprehensive income (loss), net of tax				
Mark-to-market gains (losses) on securities	**19**	(67)	**(47)**	(191)
Reclassification adjustment for impairment losses included in net earnings	**6**	-	**61**	1
Reclassification adjustment for realized gains on disposition of securities recognized in net earnings	**(1)**	-	**(1)**	(295)
	24	(67)	**13**	(485)
Total comprehensive income attributable to shareholders of Goldcorp Inc.	**$ 522**	$ 269	**$ 1,258**	$ 991

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

(In millions of United States dollars - Unaudited)

	Three Months Ended September 30		Nine Months Ended September 30	
	2012	2011	**2012**	2011
Operating Activities				
Net earnings	$ **498**	$ 336	$ **1,245**	$ 1,476
Adjustments for:				
Reclamation expenditures	**(6)**	(8)	**(17)**	(18)
Gains on disposition of securities, net	**(1)**	-	**(1)**	(320)
Items not affecting cash				
Depreciation and depletion	**188**	163	**500**	505
Share of net (earnings) losses of associates	**(102)**	6	**(63)**	12
Share-based compensation expense	**22**	24	**72**	77
Impairment of available-for-sale securities	**6**	-	**68**	1
Realized gains on share purchase warrants	**-**	-	**-**	(33)
Unrealized losses (gains) on derivatives, net	**95**	14	**(27)**	20
Accretion of reclamation and closure cost obligations	**4**	3	**12**	10
Reversal of impairment of Primero Convertible Note	**(8)**	-	**-**	-
Deferred income tax (recovery) expense	**(17)**	153	**(108)**	143
Other	**8**	(10)	**6**	(12)
Change in working capital	**(253)**	42	**(377)**	(222)
Net cash provided by operating activities	**434**	723	**1,310**	1,639
Investing Activities				
Expenditures on mining interests	**(573)**	(466)	**(1,697)**	(1,217)
Deposits on mining interests expenditures	**(96)**	(25)	**(192)**	(39)
Interest paid	**(8)**	(8)	**(17)**	(17)
Return of capital investment in Pueblo Viejo	**-**	-	**-**	64
Purchases of securities and other investments	**-**	(124)	**(17)**	(154)
Proceeds from sales of securities and maturity of investments, net	**-**	-	**283**	519
Other	**2**	(1)	**13**	(6)
Net cash used in investing activities of continued operations	**(675)**	(624)	**(1,627)**	(850)
Net cash provided by (used in) investing activities of discontinued operations	**-**	-	**5**	(88)
Financing Activities				
Common shares issued, net of issue costs	**23**	75	**32**	470
Dividends paid to shareholders	**(109)**	(82)	**(328)**	(239)
Net cash (used in) provided by financing activities	**(86)**	(7)	**(296)**	231
Effect of exchange rate changes on cash and cash equivalents	**-**	6	**-**	(12)
(Decrease) increase in cash and cash equivalents	**(327)**	98	**(608)**	920
Cash and cash equivalents, beginning of period	**1,221**	1,378	**1,502**	556
Cash and cash equivalents, end of period	$ **894**	$ 1,476	$ **894**	$ 1,476

CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS
(In millions of United States dollars - Unaudited)

	September 30 2012	December 31 2011
Assets		
Current assets		
Cash and cash equivalents	$ 894	$ 1,502
Accounts receivable	880	473
Inventories and stockpiled ore	656	574
Notes receivable	5	40
Other	156	361
	2,591	2,950
Mining interests		
Owned by subsidiaries	23,779	22,673
Investments in associates	2,017	1,536
	25,796	24,209
Goodwill	1,737	1,737
Investments in securities	166	207
Note receivable	42	42
Deposits on mining interests expenditures	67	73
Other	223	156
Total assets	$ 30,622	$ 29,374
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	$ 792	$ 619
Income taxes payable	152	48
Derivative liabilities	93	65
Other	30	39
	1,067	771
Deferred income taxes	5,464	5,560
Long-term debt	771	737
Derivative liabilities	206	237
Provisions	397	375
Income taxes payable	96	113
Other	106	96
Total liabilities	8,107	7,889
Equity		
Shareholders' equity		
Common shares, stock options and restricted share units	17,092	16,992
Investment revaluation reserve	56	43
Retained earnings	5,154	4,237
	22,302	21,272
Non-controlling interest	213	213
Total equity	22,515	21,485
Total liabilities and equity	$ 30,622	$ 29,374

.